UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  _____________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1 )*


                                   OpenTV Corp.
        ________________________________________________________________
                                (Name of Issuer)


                         Class A Ordinary Shares, no par value
              ___________________________________________________
                         (Title of Class of Securities)


                                    G6754310
               _________________________________________________
                                 (CUSIP Number)


                                   January 11, 2001
    ___________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /    Rule 13d-1(b)

/x/     Rule 13d-1(c)

/ /     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


======================================================= ========================

CUSIP No.G6754310                                       Page 2  of 8 Pages
         ________

======================================================= ========================
======== =======================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         AOL Time Warner Inc.
         13-4099534

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              /a/

                                                                        /b/

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC USE ONLY


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

======== =======================================================================
=========================== ======= ============================================

                              5     SOLE VOTING POWER                  0
        NUMBER OF SHARES
         BENEFICIALLY       ------- --------------------------------------------
           OWNED            ------- --------------------------------------------
          BY EACH             6     SHARED VOTING POWER        4,054,054 (1)(2)
        REPORTING           ------- --------------------------------------------
         PERSON WITH        ------- --------------------------------------------
                              7     SOLE DISPOSITIVE POWER             0

                            ------- --------------------------------------------
                            ------- --------------------------------------------
                              8     SHARED DISPOSITIVE POWER   4,054,054 (1)

=========================== ======= ============================================
========= ======================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
          PERSON                                               4,054,054 (1)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          12.3% (3)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                HC

========= ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________
(1) Includes 2,027,027 Class A Ordinary Shares subject to immediately exercisable warrants.
(2)  See response to Item 4(c)(ii).
(3)  Calculated pursuant to Rule 13d-3(d).

                                  SCHEDULE 13G


======================================================= ========================
CUSIP No.G6754310                                       Page 3 of 8 Pages
         ________

======================================================= ========================
======== =======================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         America Online, Inc.
         54-1322110

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          /a/
                                                                    /b/

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC USE ONLY


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

======== =======================================================================
=========================== ======= ============================================

                              5     SOLE VOTING POWER                 0
        NUMBER OF SHARES
          BENEFICIALLY      ------- --------------------------------------------
            OWNED           ------- --------------------------------------------
           BY EACH            6     SHARED VOTING POWER       1,801,802 (1)(2)
          REPORTING         ------- --------------------------------------------
         PERSON WITH        ------- --------------------------------------------
                              7     SOLE DISPOSITIVE POWER            0
                            ------- --------------------------------------------
                            ------- --------------------------------------------
                              8     SHARED DISPOSITIVE POWER  1,801,802 (1)
=========================== ======= ============================================
========= ======================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
          PERSON                                              1,801,802 (1)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          5.5% (6)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                CO

========= ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_____________
(1) Includes 900,901 Class A Ordinary Shares subject to immediately exercisable warrants.
(2)  See response to Item 4(c)(ii).
(3)  Calculated pursuant to Rule 13d-3(d).

                                  SCHEDULE 13G


======================================================= ========================

CUSIP No.G6754310                                       Page 4  of 8 Pages
         ________

======================================================= ========================
======== =======================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Time Warner Inc.
         13-3527249

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             /a/
                                                                      /b/

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC USE ONLY


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

======== =======================================================================
=========================== ======= ============================================

                              5     SOLE VOTING POWER                0
        NUMBER OF SHARES    ------- --------------------------------------------
          BENEFICIALLY      ------- --------------------------------------------
            OWNED             6     SHARED VOTING POWER      2,252,252 (1)(2)
           BY EACH          ------- --------------------------------------------
          REPORTING         ------- --------------------------------------------
         PERSON WITH          7     SOLE DISPOSITIVE POWER           0
                            ------- --------------------------------------------
                            ------- --------------------------------------------
                              8     SHARED DISPOSITIVE
                                    POWER                    2,252,252 (1)
=========================== ======= ============================================
========= ======================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
          PERSON                                            2,252,252 (1)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                             / /

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           6.8% (3)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                CO

========= ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,126,126 Class A Ordinary shares subject to immediately exercisable warrants.
(2)  See response to Item 4(c)(ii).
(3)  Calculated pursuant to Rule 13d-3(d).

                                  SCHEDULE 13G


======================================================= ========================

CUSIP No.G6754310                                       Page 5  of 8 Pages
         ________

======================================================= ========================
======== =======================================================================

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TWI-OTV Holdings Inc.
         13-4085995

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          /a/
                                                                    /b/

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

3        SEC USE ONLY


-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

======== =======================================================================
=========================== ======= ===========================================

                              5     SOLE VOTING POWER               0
        NUMBER OF SHARES    ------- --------------------------------------------
          BENEFICIALLY      ------- --------------------------------------------
             OWNED            6     SHARED VOTING POWER     2,252,252 (1)(2)
            BY EACH         ------- --------------------------------------------
           REPORTING        ------- --------------------------------------------
         PERSON WITH          7     SOLE DISPOSITIVE POWER          0
                            ------- --------------------------------------------
                            ------- --------------------------------------------
                              8     SHARED DISPOSITIVE
                                    POWER                   2,252,252 (1)
=========================== ======= ============================================
========= ======================================================================

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          REPORTING PERSON                                  2,252,252 (1)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                             / /

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        6.8% (3)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*                CO

========= ======================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes 1,126,126 Class A Ordinary Shares subject to immediately exercisable warrants.
(2)  See response to Item 4(c)(ii).
(3)  Calculate pursuant to rule 13d-3(d).

Cusip No.      G6754310                                          Page 6 of 8
               ________
Pages

The Statement is being filed solely to reflect the combination (the "Holding Company Transaction") on January 11, 2001 of America Online, Inc. ("AOL") and Time Warner Inc. ("Time Warner"), in connection with which (1) each of AOL and Time Warner became a wholly owned subsidiary of AOL Time Warner Inc. ("AOL Time Warner") and (2) AOL Time Warner became the ultimate beneficial owner of the Class A Ordinary Shares (the "Class A Shares") of OpenTV Corp. beneficially owned indirectly by Time Warner and directly by AOL, each a direct wholly-owned subsidiary of AOL Time Warner.

Item 1(a)      Name of Issuer

               OpenTV Corp.
               _________________________________________________

Item 1(b)      Address of Issuer's Principal Executive Offices:

               401 East Middlefield Road
               Mountainview, CA  94043

Item 2(a)      Name of Person Filing:

               AOL Time Warner Inc.
               _________________________________________________

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               75 Rockefeller Plaza
               New York, NY  10019

Item 2(c)      Citizenship:  Delaware

Item 2(d)      Title of Class of Securities:

               Class A Ordinary Shares
               _________________________________________________

Item 2(e)      CUSIP Number:

               G6754310
               _________________________________________________


Item 3. If this Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a)  / /  Broker or dealer registered under Section 15 of the Exchange Act.

    (b)  / /  Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) / / Investment company registered under Section 8 of the Investment Company Act.

    (e) / /   An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);

    (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c),
             check this box.                                          /x/

Cusip No.      G6754310                                     Page 7 of 8 Pages
              _________


Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

    (a)      Amount beneficially owned:

             4,054,054 (1)
             __________________________________

    (b)      Percent of Class:

             12.3% (2)
             _________________________________

    (c)      Number of shares as to which such person has:

    (i)      Sole power to vote or to direct the vote             0        ,
                                                          __________________

    (ii)     Shared power to vote or to direct the vote   4,054,054 (1),(3),
                                                          __________________

    (iii)    Sole power to dispose or to direct the
             disposition of,                                      0        ,
                                                          __________________

    (iv)     Shared power to dispose or to direct the
             disposition of                               4,054,054 (1)    ,
                                                          __________________


Item 5.       Ownership of Five Percent or Less of a Class.

                    Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               TWI-OTV Holdings Inc. (a wholly owned indirect subsidiary of AOL Time Warner Inc.) - CO - 2,252,252 shares (4)

               America Online, Inc. (a wholly owned direct subsidiary of AOL Time Warner Inc.) - CO - 1,801,802 (5)

Item 8.        Identification and Classification of Members of the Group.

                    Not applicable

Item 9.        Notice of Dissolution of Group.

                    Not applicable

______________
(1) Includes 2,027,027 Class A Ordinary Shares subject to immediately exercisable warrants.
(2)   Calculated pursuant to Rule 13d-3(d).
(3) Solely as a result of an agreement among TWI-OTV Holdings, Inc., LDIG OTV, Inc., General Instrument Corporation, America Online, Inc. and News America Incorporated to vote their shares in favor of each others' directors pursuant to an Investors' Rights' Agreement dated as of October 23, 1999 (the "Investors Agreement"), AOL Time Warner may be deemed the beneficial owner of 2,252,250 Class A Ordinary Shares owned by LDIG OTV, Inc.; 1,126,126 Class A Ordinary by Shares owned General Instrument Corporation and 2,252,252 Class A Ordinary shares ownedby News America Incorporated. AOL Time Warner Inc. disclaims beneficial ownership of the shares covered by the Investors Agreement and owned by LDIG OTV, Inc., General Instrument Corporation, and News America Incorporated.
(4) Inclues 1,126,126 Class A Ordinary Shares subject to immediately exercisable warrants.
(5) Includes 900,901 Class A Ordinary shares subject to immediately exercisable warrants.

Cusip No.      G6754310                                     Page 8 of 8 Pages

Item 10.       Certifications.

               By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  January 22, 2001


                                     AOL TIME WARNER INC.


                                 By: /s/ J. Michael Kellly
                                     __________________________________
                                     Name:  J. Michael Kelly
                                     Title: Executive Vice President
                                            and Chief Financial Officer



                                     AMERICA ONLINE, INC.


                                 By: /s/ Randall Boe
                                     __________________________________
                                     Name:  Randall Boe
                                     Title: Senior Vice President
                                            and General Counsel



                                     TIME WARNER INC.


                                 By: /s/ Spencer B. Hays
                                     __________________________________
                                     Name:  Spencer B. Hays
                                     Title: Senior Vice President
                                            and Deputy General Counsel



                                    TWI-OTV HOLDINGS INC.


                                 By: /s/ Spencer B. Hays
                                     ___________________________________
                                     Name:  Spencer B. Hays
                                     Title: Vice President and Secretary

                                                               Exhibit 1

                             JOINT FILING AGREEMENT


AOL Time Warner Inc., America Online, Inc., Time Warner Inc. and TWI-OTV Holdings Inc., each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Amended Statement on Schedule 13G filed herewith, and any amendments thereto, relating to the Class A Ordinary Shares, no par value, of OpenTV Corp., is, and will be, filed jointly on behalf of each such person.

Dated:   January 22, 2001

                                 AOL TIME WARNER INC.



                                 By: /s/ J. Michael Kelly
                                     ______________________________
                                     Name:  J. Michael Kelly
                                     Title: Senior Vice President
                                            & Chief Financial
                                            Officer


                                     AMERICA ONLINE, INC.

                                 By: /s/ Randall Boe
                                    ________________________________
                                     Name:  Randall Boe
                                     Title: Senior Vice President
                                            & General Counsel


                                 TIME WARNER INC.


                                 By: /s/ Spencer B. Hays
                                    ________________________________
                                     Name:  Spencer B. Hays
                                     Title: Vice President and
                                            Deputy General Counsel


                                     TWI-OTV HOLDINGS INC.


                                 By: /s/ Spencer B. Hays
                                    ________________________________
                                     Name:  Spencer B. Hays
                                     Title: Vice President
                                            & Secretary